UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 15 August 2013 (NZ) / 14 August 2013 (U.S.)

Telecom Corporation of New Zealand Limited (“Telecom”)

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(Translation of registrant’s name into English)

New Zealand

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(Jurisdiction of incorporation or organization) Level 2 Telecom Place 167 Victoria Street West Auckland 1010 New Zealand

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): n/a

This report on Form 6-K contains the following:

1. Stock Exchange Announcement – 2012/13 Full Year Results Announcement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 15 August 2013 (NZ) /	By:	/s/ Laura Byrne
14 August 2013 (U.S.)
	Name:	Laura Byrne
	Title:	Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

15 August 2013

2012/13 FULL YEAR RESULTS ANNOUNCEMENT

Investors and analysts are invited to attend a teleconference or webcast with Telecom's Chief Executive, Simon Moutter, and Chief Financial Officer, Jolie Hodson, who will discuss the results and answer questions.

Please note that the Telecom full year result will be available via teleconference and webcast only (there will be no live audience).

This briefing will be webcast live on our Investor Centre site and will also be archived and available for replay later.

http://investor.telecom.co.nz

DATE:	Friday 23 August 2013

TIME:	8.00 am (Australian time)
10.00 am (New Zealand time)

If you would like to join via teleconference, please use the following dial-in numbers:

Country	Date	Time		Dial In
New Zealand	23/08/13	10.00am		0800	440	246
Australia	23/08/13	08.00am	AEST	1800	730	050
USA	22/08/13	06.00pm EDT		1 877 941 2068
Hong Kong	23/08/13	06.00am	HKT	800 908 530
Singapore	23/08/13	06.00am	SGT	800 616 3007
Japan	23/08/13	07.00am	JST	00531 252 004
UK	22/08/13	11.00pm BST		0800	358	5267

Please dial into the teleconference 5 minutes before the start of the presentation.

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For media queries, please contact: Richard Llewellyn Head of Corporate Communications +64 (0) 27 523 2362 For investor relations queries, please contact:

Mark Laing

General Manager Investor Relations & Capital Markets +64 (0) 27 227 5890